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Exhibit 4.6

Myriad/Genetic Technologies Marketing and

Patent License Agreement

        This Myriad/Genetic Technologies Patent License Agreement ("Agreement") is entered into as of October     , 2002 ("Effective Date") by and between the Parties,

          Myriad Genetics, Inc., a corporation organized under the laws of the State of Delaware, having a principal place of business at 320 Wakara Way, Salt Lake City, Utah 84108 ("Myriad"), and

          Genetic Technologies Limited, having offices at 60-66 Hanover Street, Fitzroy, Victoria 3065, Australia ("GTG"),

and the Parties agree as follows.

A R T I C L E 1

BACKGROUND

        1.1   Myriad is the owner or the exclusive licensee, with the right to sublicense, of patents relating to genetic testing with respect to the BRCA1, BRCA2, MLH1, MSH2, APC, P16 and AGT genes.

        1.2   GTG is interested in marketing and potentially performing current and future genetic testing services, including, but not limited to, COLARISSM, COLARIS APSM, MELARISSM, CardiaRisk®, and other genetic testing services provided by Myriad relating to determining a specific DNA sequence or sequences of the MLH1, MSH2, APC, P16 and/or AGT gene(s).

        1.3   GTG is interested in marketing and performing certain genetic testing services and marketing genetic testing services, including, but not limited to, BRACAnalysis®, provided by Myriad relating to determining a specific DNA sequence or sequences of the BRCA1, BRCA2 gene(s).

        1.4   The Parties have concluded that the needs and interests of the Parties will be served by the grant of rights and licenses from Myriad to GTG with respect to genetic testing relating to the BRCA1, BRCA2, MLH1, MSH2, APC, P16 and/or AGT genes.

A R T I C L E 2

DEFINITIONS

        2.1   "Diagnostic Services I" means genetic testing, including, but not limited to, BRACAnalysis®, to determine a specific DNA sequence or sequences of the BRCA1 and/or BRCA2 gene(s) in a given individual including mutations or alterations thereof, when such determination is performed for the purpose of providing information to physicians, healthcare practitioners and/or patients with respect to a patient's relative risks of inherited cancer or the diagnosis or monitoring of cancer; provided, however, that Diagnostic Services I do not include: (a) Diagnostic Products (as defined in Article 2.3), and/or (b) Therapeutic Products (as defined in Article 2.13); and/or (c) activities in which the DNA sequences of one or more individuals are ascertained for purposes other than evaluating a patient's relative risks of inherited breast and ovarian cancer or diagnosing or monitoring breast and ovarian cancer (for example, developing Diagnostic Products and/or Therapeutic Products).

        2.2   "Diagnostic Services II" means current and future genetic testing developed and commercialized by Myriad, including, but not limited to, COLARISSM, COLARIS APSM, MELARISSM, CardiaRisk®, and other genetic testing to determine a specific DNA sequence or sequences of the MLH1, MSH2, APC, P16 and/or AGT gene(s) in a given individual including mutations or alterations thereof, when such determination is performed for the purpose of providing information to physicians, healthcare practitioners and/or patients with respect to a patient's relative health risks, or the diagnosis or monitoring of such health risks; provided, however, that Diagnostic Services II do not include: (a) Diagnostic Products (as defined in Article 2.3), and/or (b) Therapeutic Products (as defined in

Article 2.13); and/or (c) activities in which the DNA sequences of one or more individuals are ascertained for purposes other than evaluating a patient's relative health risks, or diagnosing or monitoring such health risks (for example, developing Diagnostic Products and/or Therapeutic Products).

        2.3   "Diagnostic Products" means any reagent, article, equipment and/or apparatus that (i) is used, either alone or in combination with other reagents, articles and/or equipment, to determine the specific DNA sequence or sequences of genes in a given individual, including mutations thereof and relative risks of cancer, and (ii) is sold to a customer who actually performs a test to determine a DNA sequence or sequences of the genes in a given individual, including mutations thereof and relative risks of cancer or high blood pressure, without the provision from the maker or distributor of such products of any testing or interpretive services covering such DNA sequences.

        2.4   "Full Sequence Testing" means any analytical method of determining the sequence of a gene.

        2.5   "Improvement" means any discovery or invention made by GTG or GTG Subsidiaries relating to an improvement in, or a new use or application of, or a new method of determining a specific DNA sequence or sequences of the BRCA1, BRCA2, MLH1, MSH2, APC, P16 and/or AGT gene(s), including but not limited to the discovery of any novel mutations of the BRCA1, BRCA2, MLH1, MSH2, APC, P16 and/or AGT gene(s).

        2.6   "Licensed Patents" means patents owned, licenseable, or sub-licensable by Myriad, and claiming (i) a BRCA1, BRCA2, MLH1, MSH2, APC, P16, AGT or other gene sequence which is the coding sequence or the genomic sequence set forth in the sequence listing of a patent as specifically limited by that base discovered at each of a specific set of polymorphic sites along the coding or genomic sequence, (ii) mutations, polymorphisms, alterations and variants in, such BRCA1, BRCA2, MLH1, MSH2, APC, P16, AGT, or other sequences; or (iii) processes and methods for using (i) and (ii), and all divisions, continuations, continuations-in-part, reexaminations, and reissues of such patents.

        2.7   "Myriad Testing Services" means all genetic testing services performed by Myriad.

        2.8   "Net Revenues" means gross revenues recognized in accordance with generally accepted accounting principles for Diagnostic Services I and/or Diagnostic Service II, less governmental and healthcare rebates, and hospital, insurance company and HMO performance incentive program rebates.

        2.9   "Southeast Asia" means the region of Asia bounded by the Indian subcontinent on the west, China on the north, and the Pacific Ocean on the east, including Indochina, the Malay Peninsula, and the Malay Archipelago, including the countries of Singapore, Malaysia, Indonesia, Brunei, Burma (Myanmar), Cambodia, Laos, The Philippines, Thailand, and Vietnam.

        2.10 "Specific Mutation Testing" means site-specific detection of a predetermined, known mutation of a gene.

        2.11 "Subsidiaries" means any corporation, company or other legal entity, in which more than fifty percent (50%) of the shares entitled to vote for the election of directors or persons performing similar functions are, now or hereafter, owned or controlled, directly or indirectly by a Party hereto, or jointly by the Parties hereto; provided, however, that any corporation, company or other legal entity shall be a Subsidiary only for as long as such ownership or control exists.

        2.12 "Territory" means Australia and New Zealand.

        2.13 "Therapeutic Products" means compositions of matter, including but not limited to DNA sequences, proteins or polypeptides produced from such DNA sequences or vectors harboring such DNA sequences, intended for either preventing or treating various forms of cancer or high blood pressure.

        2.14 "Third Party" means any person or entity other than Myriad, GTG, and GTG's Subsidiaries.

A R T I C L E 3

LICENSE GRANT

        3.1   Myriad grants GTG and GTG's Subsidiaries the exclusive (except as provided in Article 3.8) right and license under Licensed Patents issued in the Territory to market, sell, offer to sell, and import Diagnostic Services II performed by Myriad, including Full Sequence Testing and Specific Mutation Testing.

        3.2   Myriad grants GTG and GTG's Subsidiaries an exclusive (except as provided in Article 3.8), fee-bearing, non-transferable (except as provided in Article 7.1) right and license under Licensed Patents issued in the Territory to market, sell, offer to sell, perform, and import Diagnostic Services I, including Full Sequence Testing, Specific Mutation Testing, and Myriad Testing Services, in the Territory.

        3.3   Myriad grants GTG and GTG's Subsidiaries an exclusive (except as provided in Article 3.8), fee-bearing, non-transferable (except as provided in Article 7.1) right and license under Licensed Patents issued in the Territory to market, sell, offer to sell, perform, and import Diagnostic Services II, limited to Specific Mutation Testing, in the Territory.

        3.4   GTG shall pay Myriad an annual fee of One Hundred Thousand United States Dollars (US$100,000) on each anniversary date of the Effective Date as consideration for the marketing rights granted in Article 3.1 and the rights and licenses granted in Articles 3.2 and 3.3.

        3.5   The rights and licenses granted under Articles 3.1, 3.2, and 3.3 of this Agreement exclude the right to grant sublicenses.

        3.6   During the term of this Agreement GTG shall have the right to prosecute, at GTG's own expense, any infringement of Licensed Patents issued in the Territory and to collect damages for such infringement, provided that:

          3.6.1 GTG provides Myriad with written notice identifying (a) the alleged infringer, and (b) the alleged infringer's accused products, and (c) the specific claims of the Licensed Patents that GTG intends to assert against the alleged infringer's accused products, and (d) reasonable evidence of infringement; and

          3.6.2 Within ninety (90) days of the notice specified in Article 3.6.1 of this Agreement, Myriad elects not to prosecute the alleged infringer identified by GTG and notifies GTG in writing that Myriad has elected not to prosecute the alleged infringer; and

          3.6.3 GTG shall be responsible for the total cost of any infringement action brought by GTG; and

          3.6.4 GTG shall pay Myriad fifty percent (50%) of any cash amount actually received by GTG as an award in any action or in settlement of any action brought by GTG for infringement of the Licensed Patents; provided, however, that the total value of any cash paid to Myriad by GTG shall be reduced by the amount of the total out-of-pocket fees and costs incurred by GTG in the prosecution and/or defense of the Licensed Patents in any such action; and

          3.6.5 No settlement, consent judgment or other voluntary final disposition of any action for infringement of the Licensed Patents or any declaratory judgment action alleging invalidity or non-infringement of the Licensed Patents may be entered into without the consent of Myriad, which consent shall not be unreasonably withheld.

        3.7   No right or license is granted by Myriad to GTG under this Agreement, by implication or by estoppel, or otherwise to any patents, inventions, patent application, know-how, technology, trademark, copyright, trade secret, or other property right, other than the rights and licenses expressly granted in Articles 3.1, 3.2, 3.3, 3.6, and 5 of this Agreement.

        3.8   GTG shall use commercially reasonable and timely efforts to commercialize Diagnostic Services I and Diagnostic Services II in the Territory, and in the event that GTG or a GTG Subsidiary does not commercialize Diagnostic Services I and Diagnostic Services II in the Territory within two (2) years of the Effective Date, the rights and licenses granted in Articles 3.1, 3.2, and 3.3 of this Agreement shall convert to non-exclusive rights and licenses and the right to sue infringers provided under Article 3.6 of this Agreement shall be revoked.

        3.9   Myriad shall use reasonable efforts to maintain the Licensed Patents in the Territory, including, but not limited to, paying all maintenance and/or annuity fees.

        3.10 Improvements. GTG and/or GTG's Subsidiaries shall promptly provide Myriad with a complete disclosure of all Improvements.

          3.10.1   At the request of Myriad, GTG and/or GTG's Subsidiaries shall grant Myriad an exclusive, fully-paid, royalty-free, perpetual right and license under all applicable patent and other proprietary rights relating to such Improvement(s), to make, have made, use, sell, offer for sale, market, perform, and import Diagnostic Services I and/or Diagnostic Services II, including Full Sequence Testing and Specific Mutation Testing, in all jurisdictions other than those jurisdictions in which GTG and GTG's Subsidiaries have exclusive rights or an option to obtain exclusive rights.

          3.10.2   If GTG and/or GTG's Subsidiary elects not to obtain patent coverage for an Improvement, GTG and/or GTG's Subsidiary shall provide Myriad with the opportunity to prepare and file appropriate patent applications covering the Improvement.

          3.10.3   GTG and/or GTG's Subsidiaries shall require all employees to assign all inventions made by them in the course of developing, marketing, selling, offering for sale, performing, or importing Diagnostic Services I and Diagnostic Services II to GTG and/or GTG's Subsidiaries.

A R T I C L E 4

TESTING SERVICES AND FEES

        4.1   Subcontracting to Myriad. All Diagnostic Services I and/or Diagnostic Services II subcontracted by GTG or GTG's Subsidiaries shall be subcontracted solely to Myriad, and not to any other Third Party.

          4.1.1   All subcontracted Diagnostic Services I and/or Diagnostic Services II shall be performed by Myriad at the prices set forth in Exhibit A; provided, however, that:

          4.1.1.1   Myriad may, at Myriad's discretion, increase the prices set forth in Exhibit A, provided that such increases are consistent with increases for Myriad's other commercial partners.

          4.1.1.2   Myriad shall provide GTG with prices for Diagnostic Services I and/or Diagnostic Services II as favorable as the most favorable terms provided to current Myriad customers.

          4.1.2   GTG shall provide to Myriad all patient specimens required by Myriad to perform subcontracted Diagnostic Services I and/or Diagnostic Services II in the form of whole blood or extracted DNA, and shall code such specimens using a unique alpha-numeric identifier and not the patient's name.

          4.1.3   Myriad shall promptly return all results of subcontracted Diagnostic Services I and/or Diagnostic Services II requested by GTG or GTG's Subsidiaries to GTG or GTG's Subsidiary and shall be paid directly by GTG or GTG's Subsidiary in United States dollars the subcontract price within thirty (30) days of the date a request to perform Full Sequence Testing and/or Specific Mutation Testing is submitted to Myriad.

        4.2   Exclusive Commercial Relationship. In accordance with the exclusive rights and licenses granted to GTG and GTG's Subsidiaries in this Agreement, Myriad shall not accept requests to conduct Diagnostic Services I and/or Diagnostic Services II directly from a commercial laboratory or physician originating in the Territory or reasonably believed to have originated in the Territory, except as follows:

          4.2.1   In the event that Myriad receives any samples for Diagnostic Services I and/or Diagnostic Services II from a commercial laboratory or physician in the Territory subsequent to the Effective Date, Myriad shall have the right to perform Diagnostic Services I and/or Diagnostic Services II but shall (a) immediately notify GTG of the commercial laboratory or physician; (b) immediately notify the commercial laboratory or physician that it will not accept any additional samples in the future; and (c) refer the commercial laboratory or physician to GTG for future testing requests.

          4.2.2   If Myriad performs any Diagnostic Services I and/or Diagnostic Services II pursuant to Article 4.2.1, Myriad will credit GTG a fee in the amount of two hundred United States Dollars (US$200.00) for such Diagnostic Services I and/or Diagnostic Services II.

        4.3   Regulatory Approvals. GTG shall obtain all data necessary for and shall obtain all applicable regulatory approvals required to be filed with any applicable government regulatory authority in the Territory to obtain or maintain permission to perform Diagnostic Services I and/or Diagnostic Services II. All research and clinical studies required for regulatory approval in the Territory shall be conducted at the sole cost of GTG. Myriad shall cooperate with and provide reasonable assistance to GTG in obtaining such regulatory approvals.

        4.4   Marketing. GTG shall be responsible for preparing educational materials relating to Diagnostic Services I and/or Diagnostic Services II and appropriate to the Territory, and distributing such educational materials in the Territory. GTG shall assign all copyright rights to all such marketing and educational materials to Myriad. All marketing and educational materials shall bear the name of Myriad in an equally prominent size and position as the name of GTG and/or GTG's Subsidiaries.

        4.5   Insurance. Myriad shall not be responsible for negotiating or obtaining reimbursement from insurance carriers (including governmental insured health care systems). Myriad shall, if requested by GTG, provide reasonable assistance to GTG, at GTG's expense, in negotiating such reimbursement for GTG's benefit.

        4.6   Genetic Counseling. Myriad shall not be responsible for providing genetic counseling services with respect to Diagnostic Services I and/or Diagnostic Services II provided by GTG or GTG's Subsidiaries in the Territory. All such genetic counseling shall be provided pursuant to applicable laws and regulations within the Territory.

        4.7   Reporting Results to Research Databases. With respect to Diagnostic Services I and/or Diagnostic Services II performed by Myriad for GTG or GTG's Subsidiaries, Myriad shall have the right to report applicable mutations detected to applicable research database service providers. Myriad will notify GTG of all such mutations reported.

        4.8   Quality Laboratory Practices. GTG and GTG's Subsidiaries shall maintain quality laboratory practices in providing Diagnostic Services I and/or Diagnostic Services II in accordance with reasonable guidelines provided by Myriad. Myriad shall have the right at any time, upon reasonable notice to GTG and/or GTG's Subsidiaries and at times and places reasonably acceptable to GTG and/or GTG's Subsidiaries, to audit the laboratory practices of GTG and/or GTG's Subsidiaries once per Calendar Quarter. In the event that Myriad determines that such laboratory practices are deficient, Myriad shall notify GTG and/or GTG's Subsidiaries of steps required to correct such deficiencies and GTG and/or GTG's Subsidiaries shall have the right to make such corrections within sixty (60) days following notice from Myriad. Myriad shall have the right to conduct one or more audits (in addition to the audit permitted once per Calendar Quarter) in order to confirm that steps have been taken to correct the deficiencies. Failure of GTG and/or GTG's Subsidiaries to correct such deficiencies within such sixty day period shall constitute material breach of this Agreement.

        4.9   Insurance. GTG shall procure and maintain, at GTG's sole expense, liability insurance covering the activities of GTG (1) in providing Diagnostic Services I and/or Diagnostic Services II in the amounts equivalent to One Million United States Dollars (US$1,000,000) per occurrence and Three Million United States Dollars (US$3,000,000) aggregate and (2) comprehensive general and/or umbrella liability insurance in the amount of One Million United States Dollars (US$1,000,000) per occurrence and aggregate.

A R T I C L E 5

OPTION GRANTS

        5.1   Myriad grants GTG an option, exercisable prior to the third anniversary of the Effective Date, for GTG to expand the license granted in Article 3.3 to include Full Sequence Testing performed by GTG and/or GTG's Subsidiaries. In the event that GTG exercises this option, GTG shall:

          5.1.1   Pay Myriad an up-front license fee of three hundred thousand United States Dollars (U.S. $300,000); and

          5.1.2   Pay to Myriad royalties of five percent (5%) of GTG's Net Revenues for Diagnostic Services II Full Sequence Testing; and

          5.1.3   Keep full and accurate records of Diagnostic Services II Full Sequence Testing in the Territory, and furnish Myriad, within forty-five (45) days after the last day of June and December of each calendar year, a report showing the basis upon which royalty payments are paid, and to accompany such report with the payment of the royalty accrued. To enable Myriad to verify the accuracy of such reports, GTG agree to permit an independent certified public accountant, no more often than once per calendar year, to inspect GTG's pertinent records at GTG's place(s) of business during reasonable business hours and at Myriad's expense; provided, however, that the report of such accountant to Myriad shall be confined to statements regarding the accuracy of royalty payments made by GTG. In the event that the report of such accountant indicates an underpayment of royalties, GTG shall immediately pay Myriad the amount of the underpayment and interest on the underpayment at the rate of the U.S. Prime Rate plus three percent (3%).

        5.2   Myriad grants GTG an option, exercisable prior to the third anniversary of the Effective Date, for GTG to obtain an exclusive, royalty-bearing, non-transferable (except as provided in Article 7.1) right and license to market, sell, offer to sell, perform, and import Diagnostic Services I, limited to Specific Mutation Testing, in Singapore, Malaysia and Indonesia on terms and conditions to be negotiated in good faith, which shall include the following terms and conditions:

          5.2.1   In the event that GTG exercises this option, GTG shall pay Myriad an up-front fee of Three Hundred Thousand United States Dollars (U.S. $300,000);

          5.2.2   GTG will pay to Myriad royalties of three percent (3%) of GTG's Net Revenues in the countries of Malaysia, Singapore, and Indonesia; and

          5.2.3   GTG shall keep full and accurate records, provide reports, and permit inspections in the manner specified in Article 4.1.3 with respect to revenues for Diagnostic Services I in Malaysia, Singapore, and Indonesia.

        5.3   Myriad grants GTG an option, exercisable prior to the fifth anniversary of the Effective Date, for GTG to obtain an exclusive, fully-paid, non-transferable (except as provided in Article 6.1) right and license to market, sell, offer to sell, import, and perform Diagnostic Services I only for Specific Mutation Testing, in Southeast Asia (excluding Singapore, Malaysia and Indonesia) on terms and conditions to be negotiated in good faith.

A R T I C L E 6

TERM AND TERMINATION

        6.1   The term of this Agreement and the rights and licenses granted by this Agreement shall extend until the anniversary of the Effective Date in the year 2012.

        6.2   Either party shall have the right to terminate this Agreement upon any material breach of any term or condition of this Agreement by the other party, which has not been corrected within thirty (30) days after receipt of a notice in writing.

        6.3   In the event that GTG fails to make any payment required under this Agreement, Myriad shall have the right to terminate this Agreement and the licenses and rights granted under this Agreement by providing written notice of termination; provided, however, that such notice of termination shall not be effective if the required payment is made within thirty (30) days after receipt of the written notice.

        6.4   In the event of a termination of this Agreement under Article 6.3, Myriad shall be relieved of all obligations to make payments to GTG under the License Agreement between GTG and Myriad having an Effective Date of                        .

        6.5   In the event of termination of this Agreement all rights granted to GTG hereunder shall revert to Myriad.

        6.6   This Agreement, the licenses granted under this Agreement, and the payment obligations set forth in this Agreement shall survive the invalidity and/or the unenforceability of the Licensed Patents.

A R T I C L E 7

TRANSFERABILITY

        7.1   GTG shall not transfer this Agreement or the license and rights granted to GTG under this Agreement to any third party, by agreement, assignment, merger, asset sale, consolidation, operation of law, or otherwise, without the prior written consent of Myriad; provided, however, that GTG may transfer this Agreement to a successor in ownership of all or substantially all of the assets of GTG, if the successor expressly assumes in writing GTG's obligations under this Agreement.

A R T I C L E 8

REPRESENTATIONS AND WARRANTIES

        8.1   Myriad represents and warrants that Myriad has the full right, power, and authority to enter into and perform its obligations under this Agreement and grant to GTG the license and other rights as set forth herein, and there are no outstanding agreements, grants, licenses, encumbrances, liens, or agreements, either written or implied, inconsistent therewith or pursuant to which this Agreement or the parties' performance hereunder would violate, breach, or cause a default. Myriad further represents and warrants that Myriad is not aware of any patents owned, licenseable, or sub-licensable by Myriad (other than Licensed Patents) that may be infringed by marketing, using, selling, offering to sell, importing, or performing Diagnostic Services I and/or Diagnostic Services II.

        8.2   The execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate actions on the part of Myriad.

        8.3   GTG represents and warrants that GTG has the full right, power, and authority to enter into and perform GTG obligations under this Agreement, and there are no outstanding agreements, grants, licenses, encumbrances, liens, or agreements, either written or implied, inconsistent therewith or pursuant to which this Agreement or the parties' performance hereunder would violate, breach, or cause a default.

        8.4   The execution, delivery, and performance of this Agreement have been duly authorized by all necessary corporate actions on the part of GTG.

        8.5   DISCLAIMER OF WARRANTIES. Except as expressly set forth herein, each party expressly disclaims, to the extent allowed by applicable law, any and all warranties of any kind, express or implied, including without limitation the warranties of design, merchantability, fitness for a particular purpose (even if informed of such purpose), noninfringement of the intellectual property rights of third parties, or arising from a course of dealing, usage or trade practices, in all cases with respect thereto.

        8.6   LIMITATION OF LIABILITY. Except for breach of payment terms under Articles 3 and/or 4 or for liability for breach of any confidentiality provisions in this agreement, neither party shall be entitled to recover from the other party any special, incidental, consequential or punitive damages in connection with this Agreement or any license granted hereunder.

        8.7   Nothing in this Agreement shall be construed as:

          8.7.1   a representation or warranty by Myriad of the validity, enforceability or scope of any Licensed Patents; or

          8.7.2   a requirement that Myriad shall file any patent application or secure any patent; or

          8.7.3   a representation or warranty that any product made, used, sold, or otherwise disposed of by GTG is free from infringement of patents of third parties; or

          8.7.4   an obligation of Myriad to bring or prosecute actions or suits against third parties for infringement of any patent; or

          8.7.5   inferring a right of GTG to use in advertising, publicity, or otherwise any trademark or trade name of Myriad.

A R T I C L E 9

ARBITRATION

        9.1   Any controversy or claim arising from a breach of this Agreement shall be settled by arbitration in accordance with the rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court in California having jurisdiction thereof. This arbitration agreement shall not apply to any controversy or claim involving an issue of the infringement, validity, or enforceability of any patent. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§.1-16, to the exclusion of any provisions of state law inconsistent therewith or which would produce a different result.

          9.1.1   A single arbitrator shall be selected by agreement between the parties. If the parties fail to agree on an arbitrator, a single arbitrator shall be selected in accordance with the procedures set forth in the Arbitration Rules. The arbitrator shall render a final award in accordance with the substantive law of the State of California, excluding the conflicts provisions of such law.

          9.1.2   The arbitrator shall be fully compensated in accordance with his or her normal hourly or per diem rates for all time spent in connection with the arbitration proceeding. Pending a final award, the arbitrator's compensation and expenses shall be advanced equally by the parties.

          9.1.3   The parties may request a court for interim or provisional relief, and any such request shall not be deemed incompatible with the agreement to arbitrate or as a waiver of that agreement.

          9.1.4   In no event will the arbitrator have the power to include any element of punitive damages or incidental or consequential damages in the arbitration award.

A R T I C L E 10

GENERAL PROVISIONS

        10.1 The Parties shall keep the terms of this Agreement confidential except where disclosure is required by law, legal process or tax purposes or where the disclosure is made pursuant to an undertaking or understanding of confidentiality. Each Party agrees that it will not make a public announcement of this Agreement without the approval of the other party.

        10.2 Any notices shall be deemed to be delivered when the notice is personally delivered, delivered by a commercial delivery service, received via certified or registered mail, return receipt requested, or received via facsimile. Notices shall be addressed as follows:

Notices to Myriad	Notices to GTG
Myriad Genetics, Inc. Attention: General Counsel 320 Wakara Way Salt Lake City, Utah 84108 Facsimile: 801.584.3640	Dr. Mervyn Jacobson Executive Chairman Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3065 Australia Facsimile:
With a copy to George A. Riley, Esq O'Melveny & Myers LLP 275 Battery Street San Francisco, California 94111 Facsimile: 415.984.8701	With a copy to Michael A. DeSanctis, Esq. Faegre & Benson LLP Seventeenth Street, Suite 2500 Denver, Colorado 80202 Facsimile: 303.607.3600

        10.3 Any waiver by either Party of the breach of any term or condition of this Agreement will not be considered as a waiver of any subsequent breach of the same or any other term or condition hereof.

        10.4 Neither Party will be in breach hereof by reason of its delay in the performance of or failure to perform any of its obligations hereunder, if that delay or failure is caused by strikes, acts of God or the public enemy, riots, or any other fault beyond its control or without its fault or negligence.

        10.5 This Agreement constitutes the entire understanding of the Parties with respect to the subject matter and supersedes all prior and contemporaneous oral or written negotiations, agreements and understandings.

        10.6 This Agreement may not be modified or amended except in writing signed by authorized persons on behalf of the Parties.

        10.7 The validity, construction, interpretation and performance of this Agreement, and any disputes or legal actions arising thereunder or therefrom, shall be governed by the laws and regulations of the

United States of America and the State of California without regard to conflict of law doctrines. Each Party submits to jurisdiction in San Francisco, California and the United States District Court for the Northern District of California with respect to any claims arising out of this Agreement.

        10.8 The Parties acknowledge that each Party has been represented by counsel in connection with this Agreement. Accordingly, any rule of law that would require interpretation of any claimed ambiguities in this Agreement against the Party that drafted it has no application and is expressly waived.

        10.9 This Agreement can be executed in counterparts, including those transmitted by facsimile, and each counterpart will be considered an original.

        10.10 Unless the context clearly requires a different interpretation, words denoting the singular will include the plural and vice versa; words denoting any gender will include all genders; words denoting persons will include corporations, partnerships, joint ventures, proprietorships and other business entities.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS THEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized representative.

MYRIAD GENETICS, INC.

Dated: October    , 2002

By:
Name:	Peter Meldrum
Title:	President and Chief Executive Officer

GENETYPE AG

Dated: October    , 2002

By:
Name:	Mervyn Jacobson
Title

GENETIC TECHNOLOGIES LIMITED

Dated: October    , 2002

By:
Name:	Mervyn Jacobson
Title

Exhibit A

Test	Fee

QuickLinks

  Exhibit 4.6
Myriad/Genetic Technologies Marketing and Patent License Agreement
A R T I C L E 1 BACKGROUND
A R T I C L E 2 DEFINITIONS
A R T I C L E 3 LICENSE GRANT
A R T I C L E 4 TESTING SERVICES AND FEES
A R T I C L E 5 OPTION GRANTS
A R T I C L E 6 TERM AND TERMINATION
A R T I C L E 7 TRANSFERABILITY
A R T I C L E 8 REPRESENTATIONS AND WARRANTIES
A R T I C L E 9 ARBITRATION
A R T I C L E 10 GENERAL PROVISIONS
Exhibit A